

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2013

Via E-mail
Robert B. Mudd
Chairman
Smokin Concepts Development Corporation
2 North Cascade Avenue, Suite 1400
Colorado Springs, CO 80903

> **Re: Smokin Concepts Development Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 23, 2013**
> **File No. 000-53853**

Dear Mr. Mudd:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ J. Nolan McWilliams

                                        J. Nolan McWilliams
                                        Attorney-Advisor

cc: Via E-mail
        Theresa Mehringer
        Burns Figa and Will, PC